

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Robert C. Flexon
President and Chief Executive Officer
Dynegy Inc.
601 Travis, Suite 1400
Houston, Texas 7702

> **Re:** **Dynegy Inc.**
> **Registration Statement on Form S-4**
> **Filed June 2, 2015**
> **File No. 333-204634**

Dear Mr. Flexon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Exchange Notes will be "unconditionally guaranteed on a joint and several basis by the Subsidiary Guarantors." Please confirm to us in your response that the guarantees provided by these entities are full as required by Rule 3-10(f)(2) of Regulation S-X.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.3

2. Please have counsel remove assumptions (ii) through (v) in the fourth paragraph of page 4 of the opinion letter or explain why these assumptions are necessary and appropriate to the opinion rendered. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Exhibits 5.3 and 5.5

3.   Please have counsel revise their opinion letters, respectively, to expressly consent to reference to their firm under the caption "Legal Matters" in the prospectus, consistent with Section IV of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: David Johansen, Esq.
        White & Case